```
<DOCUMENT>
<TYPE>     8-K
<DESCRIPTION> BASIC 8-K FILING.  8-K.TXT
<TEXT>
***********************************************************
From file GRP1052.TXT
         SPECIMEN - THIS IS NOT AN ACTUAL FILING

***********************************************************
</TEXT>
</DOCUMENT>
```